Exhibit 8.1

Sundial Growers Inc.

Significant Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation
Sprout Technologies Inc.	Alberta, Canada
KamCan Products Inc.	British Columbia, Canada
2011296 Alberta Inc.	Alberta, Canada
Sundial Deutschland GmbH	Germany
Sundial Portugal, Unipessoal LDA	Portugal
Pathway Rx Inc.	Alberta, Canada
2657408 Ontario Inc.	Ontario, Canada
NGBA-BC Holdings Ltd.	British Columbia, Canada